5
1
<SROS>NASD
<REPORTING-OWNER>
  0001190503
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  MetaSolv, Inc.
  916704
  <IRS-NUMBER>75-2912166
</SUBJECT-COMPANY>
<PERIOD>12/31/02
5
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[X] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Cullen, Michael J.
   5560 Tennyson Parkway


   Plano, Texas  75024
2. Issuer Name and Ticker or Trading Symbol
   MetaSolv, Inc. (MSLV)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/02
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Executive Vice President,
   Engineering
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------


Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Stock Options Under LTI Plan   $1.7400         11/26/02       A 4 (1)   100,000                           (2)          11/26/07
(NQ)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Stock Options Under LTI Plan   11/26/02  Common Stock, $.005 par value  100,000                   100,000       D   Direct
(NQ)

Explanation of Responses:

(1)
The transactions on this form are reported late due to a lapse in the Companys internal process of communicating and reporting optio
n grant information and dates under the new Sarbanes-Oxley legislation, and not as a result of any action or inaction by the Reporti ng Person.  So as to timely report all transactions within the periods required by the Sarbanes-Oxley legislation and applicable sec urities laws, the Company has reviewed and refined its processes and procedures, and will continue to do so, to mitigate the occurre nce of such reporting lapses in the future.

(2)
The option shall vest in two equal annual installments.

SIGNATURE OF REPORTING PERSON
/S/ By: Jonathan K. Hustis
    For: Michael J. Cullen
DATE 01/21/03